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                  GRIFFON CORPORATION 100 JERICHO QUADRANGLE,
                          JERICHO, NEW YORK 11753-2794
                      - (516) 938-5544 - FAX (516)938-5644

                                  NEWS RELEASE

                         GRIFFON CORPORATION ANNOUNCES

                    PRELIMINARY RESULTS OF SELF-TENDER OFFER

     Jericho, New York, March 11, 1996 -- Griffon Corporation (NYSE:GFF) announced today that a preliminary count by the Depositary for its "Dutch Auction" self-tender offer indicates that, subject to verification, 2,000,000 shares tendered will be purchased, at a price of $9.75 per share. The offer expired Friday, March 8, 1996.

     The company originally offered to purchase up to 2,000,000 shares of its Common Stock at prices, specified by shareholders, ranging from $9.50 to $10.25 per share. The preliminary count by the Depositary for the offer indicates that approximately 2.4 million shares were tendered at or below the $9.75 per share purchase price. As a result, the number of such shares actually purchased will be prorated. The preliminary proration factor is approximately 82 percent.

     The determination of the purchase price for the Common Stock and the proration factor are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, which is expected to be completed in approximately one week. Shares tendered and not purchased by the company will be returned to shareholders as promptly as practicable.

     The self-tender offer is in addition to a previously announced program authorizing the purchase of up to 7,000,000 shares of the company's Common and Preferred Stock, under which approximately 5.5 million shares of Common Stock has been purchased.

     Griffon Corporation --

     - is a leading manufacturer and marketer of residential garage doors, as well as a major supplier of commercial and industrial garage doors and a range of related products and services for the home building and replacement markets;

     - is a leader in the development and production of embossed and laminated specialty plastic films used in the baby diaper, feminine napkin, adult incontinent, surgical and patient care markets; and

     - develops and manufactures information and communication systems for government and commercial markets worldwide.